Exhibit 99.1

Safe-T Reports Third Quarter and First Nine Months of 2018 Financial Results

Herzliya, Israel, November 21, 2018 – Safe-T Group Ltd. (NASDAQ, TASE: SFET), a leading provider of software-defined access solutions for the hybrid cloud, today announced financial results for the third quarter and nine-month period ended September 30, 2018.

Safe-T announced continuing progress and achievements during the first nine months of 2018. During the nine-month period ended September 30, 2018, the Company reported customer bookings totaling $1,363,000 ($432,000 of which are contingent bookings), an increase of approximately 94% compared with $701,000 in the nine-month period ended September 30, 2017 (including contingent bookings of $70,000, of which one booking of $54,000 did not come to fruition).

Company revenues in the nine-month period ended September 30, 2018, totaled $1,003,000, an increase of 39% compared with $719,000 in the nine-month period ended September 30, 2017.

In the third quarter of 2018, the Company reported customer bookings totaling approximately $220,000, a 90% increase compared with $116,000 in the corresponding quarter last year. This amount includes orders totaling $59,000 which are contingent on the completion of successful proof of concept tests by customers or on other commercial terms, compared with contingent bookings of $16,000 in the third quarter of 2017.

Customer bookings are an important performance metric which predicts future revenue. According to the Company’s revenue recognition policy, the period from the receipt of payment or booking to the date of recognition can be one to four quarters. As the Company’s bookings increase on a quarterly basis, future revenue is expected to increase as well. In addition, the maintenance services provided for most customers are recognized on a proportionate basis over the engagement period of up to five years.

The Company reported revenues of $248,000 in the third quarter of 2018, representing a 32% increase compared with $187,000 in the corresponding quarter last year. The Company ended the quarter with a cash balance of $6,121,000 and non-IFRS loss of $2,022,000.

“During the third quarter, Safe-T made great strides toward our goal of strengthening penetration in the U.S., which is the Company’s primary target market. Our successful listing on Nasdaq and subsequent raise of gross amount of $7.3 million represents another stage in our strategy to increase our visibility and market position,” said Shachar Daniel, Chief Executive Officer of Safe-T Group Ltd. “As the Company continues to leverage its extensive knowledge and experience to launch innovative technology solutions, we expect to see increased interest and adoptions by government entities and other high-caliber organizations.”

Recent Developments:

●	Safe-T Obtains Certification to Sell to American Federal Entities: Safe-T obtained FIPS PUB 140-2 certification through its subsidiary, Safe-T USA, enabling the sale of its software-defined access (SDA) product to American federal entities. The certification, confirmed by Acumen Security, allows federal agencies to use Safe-T’s SDA solution to secure their data exchanges.

●	Safe-T Announces U.S. Advisory Committee: In an effort to support Safe-T USA’s penetration in the U.S. market, the company formed a U.S. Advisory Committee comprised of six information security experts. The Committee will investigate privacy and security challenges, expand contacts in vertical markets and support the efforts of Safe-T’s local U.S. team by providing insight into trends that will enable continued penetration into this market.

●	Indiana Office of Technology Implements Software-Defined Access Solution: Indiana’s Office of Technology (IOT) successfully completed deployment of Safe-T’s SDA solution to securely store and share information. Safe-T’s SDA product will provide data protection to dozens of government agencies in the State of Indiana, both in transit and at rest.

●	Safe-T Completes Acquisition of CyKick Labs’ Intellectual Property: During the third quarter, Safe-T completed its acquisition of the intellectual property of CyKick Labs, Ltd. This acquisition is most notable for CyKick Labs’ proprietary technology, Telepath, which will be integrated into Safe-T’s SDA solution. Telepath will provide Safe-T users with better insights into user and web-based anomalies within their networks.

Third Quarter 2018 Financial Results

●	Total bookings for the third quarter of 2018 totaled $220,000 (including contingent bookings of $59,000), compared with $116,000 in the third quarter of 2017 (including contingent bookings of $16,000).

●	As of September 30, 2018, the order backlog of customers who have not yet been charged totaled $821,000, compared with an order backlog of $203,000 as of September 30, 2017. All above mentioned amounts include contingent bookings.

●	Total revenues for the third quarter of 2018 amounted to $248,000, compared with $187,000 in the third quarter of 2017. The change is attributed to increased sales in the Middle East.

●	In the third quarter of 2018, cost of revenues totaled $178,000, compared with $127,000 in the third quarter of 2017. The increase is mainly due to an expansion of the Company’s support and professional services team, which resulted in an increase in payroll and related expenses.

●	In the third quarter of 2018, research and development (R&D) expenses were $603,000, compared with $444,000 in the third quarter of 2017. The increase was mainly attributed to expansion of the R&D team and a resulting increase in payroll and related expenses.

●	In the third quarter of 2018, sales and marketing (S&M) expenses totaled $1,120,000, compared with $1,155,000 in the third quarter of 2017. The decrease was primarily attributed to lower share-based payments which were partially offset by higher payroll and related expenses.

●	In the third quarter of 2018, general and administrative (G&A) expenses totaled $443,000, compared with $530,000 in the third quarter of 2017. The decrease was primarily attributed to lower share-based payments which were partially offset by higher professional expenses.

●	IFRS net loss for the third quarter of 2018 totaled $4,610,000, or $0.12 basic loss per ordinary share, compared with $1,074,000, or $0.05 basic loss per ordinary share, in the third quarter of 2017.

●	Non-IFRS net loss for the third quarter of 2018 was $2,022,000, or $ 0.05 basic loss per ordinary share, compared with $1,660,000, or $0.08 basic loss per ordinary share, in the third quarter of 2017. Non-IFRS results exclude the effect of share-based payment expenses, derivative warrants and anti-dilution liability.

Financial Results for the Nine Months Ended September 30, 2018

●	Total revenues for the nine months ended September 30, 2018, were $1,003,000, compared with $719,000 in the nine months ended September 30, 2017. The increase was attributed to sales in the Middle East and APAC.

●	Total bookings in the nine months ended September 30, 2018, totaled $1,363,000 (including contingent bookings of $432,000), compared with $701,000 in the nine months ended September 30, 2017 (including contingent bookings of $70,000, of which one booking of $54,000 did not come to fruition).

●	Cost of revenues in the nine months ended September 30, 2018, totaled $607,000, compared with $410,000 in the nine months ended September 30, 2017. The increase is mainly due to an expansion of the Company’s support and professional services team, which resulted in an increase in payroll and related expenses.

●	R&D expenses in the nine months ended September 30, 2018, totaled $1,637,000, compared with $1,091,000 in the nine months ended September 30, 2017. The increase was mainly attributed to payroll and related expenses.

●	S&M expenses in the nine months ended September 30, 2018, totaled $4,269,000, compared with $2,647,000 in the nine months ended September 30, 2017. The increase was attributed to payroll and related expenses, professional services expenses, and marketing expenses.

●	G&A expenses in the nine months ended September 30, 2018, totaled $1,370,000, compared with $1,604,000 in the nine months ended September 30, 2017. The change was mainly attributed to a decrease in share-based payment.

●	IFRS net loss for the nine months ended September 30, 2018, totaled $8,522,000, or $0.31 basic loss per ordinary share, compared with $3,620,000, or $0.20 basic loss per ordinary share, for the nine months ended September 30, 2017.

●	Non-IFRS net loss for the nine months ended September 30, 2018, totaled $6,416,000, or $0.24 basic loss per ordinary share, compared with $3,712,000, or $0.21 basic loss per ordinary share, for the nine months ended September 30, 2017.

The following table presents the reconciled effect of the non-cash expenses/income on the Company’s net loss for the nine and three-month periods ended September 30, 2018 and September 30, 2017, and for the year ended December 31, 2017:

	Nine-months ended September 30,		Three-months ended September 30,		Year ended December 31,
	2017	2018	2017	2018	2017
	In thousands of USD
Net loss for the period	3,620	8,522	1,074	4,610	5,313
Amortization of intangible assets	188	201	63	75	251
Share-based payment	1,016	315	396	12	1,318
Finance liabilities at fair value	(1,296)	1,590	(1,045)	2,501	(1,981)
Total adjustment	(92)	2,106	(586)	2,588	(412)
Non-IFRS net loss	3,712	6,416	1,660	2,022	5,725

Balance Sheet Highlights

●	As of September 30, 2018, cash and cash equivalents totaled $6,121,000, compared with $3,514,000 on December 31, 2017. The increase in cash and cash equivalents compared with December 31, 2017 is attributed to capital raised as part of the private offering in June 2018 and the public offering in August 2018.

●	As of September 30, 2018, shareholders’ equity totaled $3,397,000, compared with $3,141,000 as of December 31, 2017.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, the Company’s earnings release contains non-IFRS financial measures of net loss for the period that excludes the effect of share-based compensation expenses, the revaluation of other investments and revaluation of derivative warrant and anti-dilution liability. The earnings release also contains non-IFRS financial measures for bookings. Bookings are a non-IFRS financial metric that we define as binding and non-revocable customers purchase orders over a defined period. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating business internally, and as such deemed it important to provide all this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET), is a leading provider of software-defined access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge by masking data at the perimeter, keeping information assets safe and limiting access only to authorized and intended entities in hybrid cloud environments. Safe-T enhances operational productivity, efficiency, security, and compliance by protecting organizations from data exfiltration, leakage, malware, ransomware, and fraud. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure their data, services, and networks from internal and external data threats.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses that it expects to see increased interest and adoptions by government entities and other high-caliber organizations and that Telepath will provide Safe-T users with better insights into user and web-based anomalies within their networks. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s final prospectus filed pursuant to rule 424(b)(4) filed with the Securities and Exchange Commission (“SEC”) on August 20, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

CONTACT INVESTOR RELATIONS:
Miri Segal-Scharia

CEO

Consolidated Statements of Financial Position

(In thousands of USD)

	September 30,		December 31,
	2017	2018	2017
	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	5,045	6,121	3,514
Restricted deposits	48	94	93
Trade receivables	318	484	644
Other receivables	278	309	*163
Total current assets	5,689	7,008	4,414

Restricted deposits	14	-	-
Property plant and equipment, net	89	150	165
Deferred issuance expenses	-	-	*61
Goodwill	523	523	523
Intangible assets	827	872	764
Total non-current assets	1,453	1,545	1,513
Total assets	7,142	8,553	5,927

Liabilities
Trade payables	73	270	178
Other payables	641	726	877
Contract liability	356	411	424
Liability in respect of the Israeli Innovation Authority	92	49	92
Total current liabilities	1,162	1,456	1,571

Contract liability	60	237	286
Liability in respect of anti-dilution feature	514	-	692
Liability in respect of compensation feature	-	3,387	-
Derivatives financial instruments - warrants	937	-	237
Liability in respect of the Israeli Innovation Authority	-	76	-
Total non-current liabilities	1,511	3,700	1,215
Total liabilities	2,673	5,423	2,786

Equity
Share Capital	**	**	**
Share premium	28,013	37,893	28,494
Other capital reserve	12,699	11,962	12,583
Accumulated loss	(36,243)	(46,458)	(37,936)
Total equity	4,469	3,397	3,141
Total liabilities and equity	7,142	8,553	5,927

*	Reclassified.
**	Represents an amount of less than $1 thousand.

Consolidated Statements of Other Comprehensive Loss

(In thousands of USD, except per share amounts)

	For the Nine-Month Period Ended September 30,		For the Three-Month Period Ended September 30,		For the Year Ended December 31,
	2017	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	719	1,003	*187	248	1,096

Cost of revenues	410	607	127	178	583

Gross profit	309	396	60	70	513

Research and development expenses, net	1,091	1,637	444	603	1,608

Sales and marketing expenses	2,647	4,269	1,155	1,120	4,051

General and administrative expenses	1,604	1,370	530	443	2,151

Operating loss	(5,033)	(6,880)	(2,069)	(2,096)	(7,297)

Finance income	2,351	984	1,230	27	2,959

Finance expense	(938)	(2,626)	(235)	(2,541)	(975)

Finance income (expense), net	1,413	(1,642)	995	(2,514)	1,984

Total comprehensive loss	(3,620)	(8,522)	(1,074)	(4,610)	(5,313)

Basic loss per share	(0.20)	(0.31)	(0.05)	(0.12)	(0.29)

Diluted loss per share	(0.26)	(0.33)	(0.09)	(0.12)	(0.29)

*	Early application of IFRS 15.

Consolidated Statements of Changes in Equity

(In thousands of USD)

	Share capital*	Share premium	Other capital reserve	Accumulated loss	Total equity

For the nine months ended September 30, 2018:
Balance as of December 31, 2017 (Audited)	--	28,494	12,583	(37,936)	3,141
Issuance of ordinary shares, net	--	6,069	--	--	6,069
Exercise of anti-dilution feature	--	2,268	--	--	2,268
Exercise of options	--	791	(689)	--	102
Forfeiture of options	--	271	(271)	--	--
Share-based payments	--	--	339	--	339
Net comprehensive loss for the period	--	--	--	(8,522)	(8,522)

Balance as of September 30, 2018 (unaudited)	--	37,893	11,962	(46,458)	3,397

For the three months ended September 30, 2018:

Balance as of June 30, 2018 (Unaudited)	--	31,585	12,156	(41,848)	1,893
Issuance of ordinary shares, net	--	3,835	--	--	3,835
Exercise of anti-dilution feature	--	2,268	--	--	2,268
Exercise of options	--	--	--	--	--
Forfeiture of options	--	205	(205)	--	--
Share-based payments	--	--	11	--	11
Net comprehensive loss for the period	--	--	--	(4,610)	(4,610)

Balance as of September 30, 2018 (Unaudited)	--	37,893	11,962	(46,458)	3,397

*	Represents an amount of less than $1 thousand.